Filed Pursuant to Rule 433

Registration Statement Nos. 333-266428 and 333-266428-01

September 9, 2024

PRICING TERM SHEET

Issuer:	Phillips 66 Company

Guarantor:	Phillips 66

Expected Ratings*:	A3 (Moody’s); BBB+ (S&P)

Issue of Securities:

Additional 5.250% Senior Notes due 2031 (the “Additional 2031 Notes”)

4.950% Senior Notes due 2035 (the “2035 Notes”)

5.500% Senior Notes due 2055 (the “2055 Notes” and, together with the Additional 2031 Notes and the 2035 Notes, the “Notes”)

Principal Amount:

$600,000,000 of Additional 2031 Notes

$600,000,000 of 2035 Notes

$600,000,000 of 2055 Notes

The Additional 2031 Notes will constitute a further issuance of the $600,000,000 aggregate principal amount of 5.250% Senior Notes due 2031 issued and sold by Phillips 66 Company on February 28, 2024 (the “Existing 2031 Notes” and, together with the Additional 2031 Notes, the “2031 Notes”). The Additional 2031 Notes and the Existing 2031 Notes will be treated as a single series of senior debt securities under the indenture and, immediately upon settlement, the Additional 2031 Notes will have the same CUSIP number as and will trade interchangeably with the Existing 2031 Notes. After the consummation of this offering, $1,200,000,000 in aggregate principal amount of 2031 Notes will be outstanding.

Coupon:	5.250% on the Additional 2031 Notes 4.950% on the 2035 Notes 5.500% on the 2055 Notes

Interest Payment Dates:

Semi-annually on June 15 and December 15, commencing on December 15, 2024 for the Additional 2031 Notes. Interest on the Additional 2031 Notes will accrue from June 15, 2024 (the most recent interest payment date for the Existing 2031 Notes).

Semi-annually on March 15 and September 15, commencing on March 15, 2025 (long first coupon) for the 2035 Notes.

Semi-annually on March 15 and September 15, commencing on March 15, 2025 (long first coupon) for the 2055 Notes.

Maturity Date:	June 15, 2031 for the Additional 2031 Notes March 15, 2035 for the 2035 Notes March 15, 2055 for the 2055 Notes

Treasury Benchmark:	3.750% due August 31, 2031 for the Additional 2031 Notes 3.875% due August 15, 2034 for the 2035 Notes 4.625% due May 15, 2054 for the 2055 Notes

U.S. Treasury Yield:	3.592% on the Additional 2031 Notes 3.706% on the 2035 Notes 4.008% on the 2055 Notes

Spread to Treasury:	110 bps on the Additional 2031 Notes 125 bps on the 2035 Notes 150 bps on the 2055 Notes

Re-offer Yield:	4.692% on the Additional 2031 Notes 4.956% on the 2035 Notes 5.508% on the 2055 Notes

Initial Price to Public:

103.131% of principal amount, plus accrued interest from, and including, June 15, 2024 to, but excluding, the anticipated date of settlement (which is expected to be September 11, 2024) for the Additional 2031 Notes

99.951% of principal amount, plus accrued interest from September 11, 2024 for the 2035 Notes, if settlement occurs after that date

99.882% of principal amount, plus accrued interest from September 11, 2024 for the 2055 Notes, if settlement occurs after that date

Optional Redemption:

Prior to April 15, 2031 (the date that is two months prior to the maturity date of the Additional 2031 Notes) (the “2031 Par Call Date”), December 15, 2034 (the date that is three months prior to the maturity date of the 2035 Notes) (the “2035 Par Call Date”) and September 15, 2054 (the date that is six months prior to the maturity date of the 2055 Notes) (the “2055 Par Call Date” and, together with the 2031 Par Call Date and the 2035 Par Call Date, each, a “Par Call Date”), Phillips 66 Company may elect to redeem the applicable series of Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (a)(i) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable Notes to be redeemed discounted to the applicable redemption date (assuming such Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the Additional 2031 Notes, 20 basis points in the case of the 2035 Notes and 25 basis points in the case of the 2055 Notes, less (ii) interest accrued to the date of redemption, and (b) 100.000% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the applicable redemption date.

On or after the applicable Par Call Date, Phillips 66 Company may redeem the applicable series of Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100.000% of the principal amount of the Notes of such series being redeemed plus accrued and unpaid interest thereon to the redemption date.

Make-Whole Spread:	T + 15 bps on the Additional 2031 Notes T + 20 bps on the 2035 Notes T + 25 bps on the 2055 Notes

Settlement Date:	September 11, 2024

Settlement Cycle**:	T+2

Day Count Convention:	30 / 360

CUSIP / ISIN:	718547 AU6 / US718547AU68 for the Additional 2031 Notes 718547 AY8 / US718547AY80 for the 2035 Notes 718547 AX0 / US718547AX08 for the 2055 Notes

Denomination:	$2,000 and increments of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
TD Securities (USA) LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.

Co-Managers:	Academy Securities, Inc.
CIBC World Markets Corp.
Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
ICBC Standard Bank Plc
Loop Capital Markets LLC
Standard Chartered Bank
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect to deliver the Notes against payment for the Notes on or about September 11, 2024, the second business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to the first business day before the delivery of the Notes should consult their own advisors.

Phillips 66 Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Phillips 66 has filed with the SEC for more complete information about Phillips 66 and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Phillips 66 Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1 (888) 603-5847, BofA Securities, Inc. toll-free at 1 (800) 294-1322, Goldman Sachs & Co. LLC toll-free at 1 (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 or TD Securities (USA) LLC toll-free at 1 (855) 495- 9846. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Phillips 66 Company’s preliminary prospectus supplement dated September 9, 2024 for the offering to which this communication relates.